Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

PROCERA NETWORKS, INC.

a Delaware Corporation

at

$11.50 Net Per Share

by

KDR Acquisition, Inc.

a wholly-owned subsidiary of

KDR Holding, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00A.M. MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON THURSDAY, JUNE 4, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

KDR Acquisition, Inc. (which we refer to as “Purchaser”), a wholly-owned subsidiary of KDR Holding, Inc., a Delaware corporation (which we refer to as “Parent”), which is controlled by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., each a Cayman Islands exempted limited partnership (which we refer to collectively as the “Sponsors”), is offering to purchase for cash all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc., a Delaware corporation (which we refer to as the “Company” or “Procera”), at a purchase price of $11.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase for Cash (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 21, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Procera. The Merger Agreement provides, among other things, that as promptly as practicable following the Acceptance Time (as defined herein), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Procera (the “Merger”), with Procera continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing.” The date and time at which acceptance for purchase of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which will occur promptly following the satisfaction or waiver of such conditions and the expiration of the Offer (which is expected to be at 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, and such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, is referred to as the “Expiration Time”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, Procera or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or Procera, and (ii) Shares owned by stockholders who validly exercise and perfect dissenters’ rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to deduction for any applicable withholding taxes. As a result of the Merger, Procera will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other conditions, the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Condition (as described below), and (iii) the Governmental Body Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer prior to the Expiration Time (not counting and excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been delivered), together with any Shares then owned, directly or indirectly, by Purchaser, Parent or other subsidiaries of Parent, must represent as of the Expiration Time at least one Share more than fifty percent (50%) of the sum of (A) all Shares then outstanding, and (B) all Shares that Procera may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof. The Antitrust Condition requires that any applicable waiting period (and extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or under each applicable foreign antitrust or competition law must have expired or been terminated. The Governmental Body Condition requires that no order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement shall have been enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by any governmental body having the effect of enjoining or otherwise prohibiting the making or consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions to the Offer.”

After careful consideration, Procera’s board of directors (the “Procera Board”), among other things, has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Procera and its stockholders; (ii) authorized and approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; (iii) authorized that the Merger be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”); and (iv) resolved to recommend that Procera’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this Offer to Purchase carefully and in its entirety before deciding whether to tender your Shares in the Offer.

May 6, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either (i) deliver the certificates representing your Shares to the Depositary along with the Letter of Transmittal, or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement (the “Expiration Time”), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, who cannot comply with the procedures for book-entry transfer on a timely basis or for whom time will not permit all required documents to reach the Depositary prior to the Expiration Time, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, and any other materials related to the Offer may be obtained at the website maintained by the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

INTRODUCTION	9

THE TENDER OFFER	12

1. Terms of the Offer.	12

2. Acceptance for Purchase and Payment for Shares.	13

3. Procedures for Accepting the Offer and Tendering Shares.	14

4. Withdrawal Rights.	17

5. Certain Material U.S. Federal Income Tax Consequences.	18

6. Price Range of Shares; Dividends.	20

7. Certain Information Concerning Procera.	20

8. Certain Information Concerning Parent and Purchaser.	21

9. Source and Amount of Funds.	22

10. Background of the Offer; Past Contacts or Negotiations with Procera.	24

11. The Merger Agreement; Other Agreements.	27

12. Purpose of the Offer; Plans for Procera	43

13. Certain Effects of the Offer.	44

14. Dividends and Distributions.	45

15. Certain Conditions to the Offer.	45

16. Certain Legal Matters; Regulatory Approvals.	47

17. Appraisal Rights.	48

18. Fees and Expenses.	49

19. Miscellaneous.	50

SCHEDULE I	52

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Procera contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Procera or has been taken from or is based upon publicly available documents or records of Procera on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Procera provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Procera Networks, Inc.
Price Offered Per Share	$11.50, referred to as the Offer Price, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes
Scheduled Expiration of Offer	12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless the Offer is extended or earlier terminated. See Section 1—“Terms of the Offer”
Purchaser	KDR Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of KDR Holding, Inc., a Delaware corporation

Who is offering to buy my Shares?

•	KDR Acquisition, Inc., a wholly-owned subsidiary of KDR Holding, Inc., is offering to purchase for cash any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Procera.

•	Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Procera in accordance with the Merger Agreement (as defined herein) and the General Corporation Law of the State of Delaware (the “DGCL”), referred to as the “Merger.”

•	Parent is controlled by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., each a Cayman Islands exempted limited partnership, which we refer to collectively as the “Sponsors.” See the “INTRODUCTION” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to KDR Holding, Inc. alone, the term “Purchaser” to refer to KDR Acquisition, Inc. alone and the term “Procera” to refer to Procera Networks, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Procera on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to the shares of common stock, par value $0.001 per share, of Procera that are the subject of the Offer.

See the “INTRODUCTION” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash any and all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

See the “INTRODUCTION” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Procera. If the Offer is consummated, Parent intends to consummate the Merger (the “Merger Closing”) as soon as practicable following the Acceptance Time (the “Merger Closing Date”). Upon consummation of the Merger, Procera would cease to be a publicly traded company and would become a wholly-owned subsidiary of Parent.

See Section 10—“Background of the Offer; Past Contacts or Negotiations with Procera,” and Section 12—“Purpose of the Offer; Plans for Procera.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “INTRODUCTION” to this Offer to Purchase, Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Purchase and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Procera have entered into an Agreement and Plan of Merger, dated as of April 21, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, for certain of the terms and conditions of the Offer and the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions to the Offer.”

What does Procera’s board of directors think of the Offer?

After careful consideration, Procera’s board of directors (the “Procera Board”), among other things, has unanimously:

•	determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Procera and its stockholders;

•	authorized and approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger;

•	authorized that the Merger be effected pursuant to Section 251(h) of the DGCL; and

•	resolved to recommend that Procera’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the Procera Board’s approval of the Offer and the Merger is set forth in Procera’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being furnished to stockholders in connection with the Offer.

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $241 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options and restricted stock units), and to pay related transaction fees and expenses at the Merger Closing. The Sponsors have provided an equity commitment of up to approximately $241 million to Parent (the “Equity Financing”), which we anticipate will be sufficient to fund the purchase of all of the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses at the Merger Closing. Neither the provision of the Equity Financing by the Sponsors nor obtaining any debt financing is a condition to the Offer. Notwithstanding the Equity Financing, we may obtain debt financing prior to the Acceptance Time and currently contemplate using certain cash on hand of Procera in connection with the purchase of all of the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses at the Merger Closing. Procera had estimated cash, cash equivalents and short-term investments of approximately $107.7 million as of March 31, 2015.

See Section 9—“Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other conditions:

(a)	any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act or any applicable foreign antitrust or competition law having expired or been terminated (the “Antitrust Condition”);

(b)	there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer prior to the Expiration Time (as defined below) that number of Shares (not counting and excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) which, together with any Shares then owned by Purchaser, Parent or other subsidiaries of Parent, equals at least one Share more than fifty percent (50%) of the sum of (A) all Shares then outstanding, and (B) all Shares that Procera may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (the “Minimum Condition”); and

(c)	as of immediately prior to the Expiration Time there is not any order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental body of competent jurisdiction, that is in effect immediately prior to the Effective Time and that enjoins or otherwise prohibits the making or consummation of the Offer or the Merger (the “Governmental Body Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement or as otherwise agreed to by the parties to the Merger Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Procera, Purchaser may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the number of Shares to be purchased in the Offer;

•	amend or modify any conditions of the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer;

•	amend or waive the Minimum Condition; or

•	extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Time) in a manner other than pursuant to and in accordance with the Merger Agreement.

See Section 15—“Certain Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Have any Procera stockholders already agreed to tender their Shares?

No. Purchaser and Parent did not enter into any tender and support agreements with any Procera stockholders in connection with entering into the Merger Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can:

•	tender your Shares in the Offer by delivering (i) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary (as defined herein), or (ii) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

•	tender your Shares by following the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, by no later than the Expiration Time.

The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If (i) certificates representing your Shares are not immediately available, (ii) you cannot complete the procedure for book-entry transfer prior to the Expiration Time, or (iii) time will not permit all required documents to reach the Depositary prior to the Expiration Time, you may have a limited amount of additional time after the Expiration Time if you have a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program

(MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ Global Select Market (“NASDAQ”) trading days. However, the Depositary must receive the missing items within that three trading day period.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until immediately prior to 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) to tender your shares.

The date and time at which acceptance for purchase of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which will occur promptly following the Expiration Time. The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Time by following the procedures for withdrawing your Shares in a timely manner. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares also may be withdrawn at any time after July 5, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	if, as of any scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent, Purchaser may, in its sole discretion (and without the consent of Procera or any other person), extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer period as Parent, Purchaser and Procera may agree in writing), until such time as all conditions to the Offer are satisfied or waived;

•	if, as of any scheduled Expiration Time, any condition to the Offer (other than the Minimum Condition) is not satisfied and has not been waived by Parent or Purchaser, then, in each case at the request of Procera, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing) to permit such condition(s) to the Offer to be satisfied;

•

if, as of any scheduled Expiration Time, all conditions to the Offer other than the Minimum Condition have been satisfied or waived by Parent or Purchaser, then on not more than two occasions, in each case at the request of Procera, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing) to permit the Minimum Condition to be satisfied; and

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, or any rule or regulation of NASDAQ applicable to the Offer.

Notwithstanding the above, without Procera’s prior written consent, Purchaser may not extend the Offer, and without Purchaser’s prior written consent, Purchaser will not be required to extend the Offer, in each case beyond the earlier of August 31, 2015 or the termination of the Merger Agreement in accordance with its terms.

Neither Parent nor Purchaser may, however, terminate or withdraw the Offer prior to any scheduled Expiration Time, except in the event of the termination of the Merger Agreement in accordance with its terms.

See Section 1—“Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (“Depositary”), of any extension and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

If the Offer is completed, will Procera continue as a public company?

If the Minimum Condition is satisfied, as soon as practicable following the Acceptance Time, and in any case no later than the Merger Closing Date, we intend to effect the Merger. If the Merger takes place, Procera will no longer be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

See Section 13—“Certain Effects of the Offer.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender my Shares, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares issued and outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser, Procera or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or Procera or by any stockholder of Procera who validly exercises and perfects appraisal rights under Delaware law with respect to such Shares) will at the Effective Time be converted into the right to receive the Offer Price without interest thereon and subject to deduction for any applicable withholding taxes. Therefore, if the Merger takes place, the only differences to you between tendering your Shares and not tendering your Shares are that (i) you will be paid earlier if you tender your Shares and (ii) appraisal rights under Section 262 of the DGCL may be available to you if you do not tender your Shares in the Offer.

See the “INTRODUCTION” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, subject to and in accordance with Delaware law, if the Offer is consummated and the Merger is completed, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and properly demand and perfect their right to seek appraisal under Delaware law in connection with the Merger.

See Section 17—“Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On April 21, 2015, which was the last trading day prior to the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $9.51. On May 5, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $11.46. The Offer Price represents a premium of approximately 21% over the April 21, 2015 closing stock price.

See Section 6—“Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (which we refer to as “Options”). Pursuant to the Merger Agreement, each vested Option to purchase Shares granted under Procera’s Amended 2004 Stock Option Plan and 2007 Equity Incentive Plan (each as amended, collectively, the “Stock Plans”) that is outstanding as of immediately prior to the Effective Time will be cancelled as of the Effective Time in exchange for the right to receive promptly following the Effective Time a cash amount, if any, without interest thereon and subject to deduction for any withholding taxes, equal to the product obtained by multiplying (i) the excess, if any, of the Offer Price over the exercise price of such Option; and (ii) the number of Shares that may be acquired upon exercise of such Option, as to which such Option is vested as of immediately prior to the Effective Time; provided, however, that if the exercise price per share of any such Option is equal to or greater than the Offer Price, such Option will be cancelled and terminated without any payment being made in respect thereof. At the Effective Time, each Option, to the extent unvested, will be cancelled for no consideration.

See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options.”

What will happen to my restricted stock units and restricted stock awards in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units (the “Company RSUs”) or any restricted stock award (the “Company RSAs” and collectively with the Company RSUs, the “Other Company Equity Awards”) of Procera. Pursuant to the Merger Agreement, each Company RSU that is vested as of the Effective Time and each Company RSA will be cancelled as of the Effective Time in exchange for the right to receive promptly following the Effective Time a cash amount, without interest thereon and subject to deduction for any withholding taxes, equal to the product obtained by multiplying (i) the excess, if any, of the Offer Price over the exercise or purchase price payable by the holder thereof, if any, upon exercise or settlement of such Other Company Equity Award (to the extent applicable); and (ii) the number of Shares subject to (or deliverable under) such Other Company Equity Award. At the Effective Time, each Company RSU, to the extent unvested, will be cancelled for no consideration.

See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Company RSUs and Company RSAs.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5—“Certain Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the material U.S. federal income tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Innisfree M&A Incorporated is acting as the Information Agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares

of Common Stock of Procera Networks, Inc.,

INTRODUCTION

KDR Acquisition, Inc. (which we refer to as “Purchaser”), a wholly-owned subsidiary of KDR Holding, Inc., a Delaware corporation (which we refer to as “Parent”), which is controlled by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., each a Cayman Islands exempted limited partnership (which we refer to collectively as the “Sponsors”), is offering to purchase for cash all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc., a Delaware corporation (which we refer to as the “Company” or “Procera”), at a purchase price of $11.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase for Cash (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 21, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Procera. The Merger Agreement provides, among other things, that as promptly as practicable following the Acceptance Time (as defined herein), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Procera (the “Merger”), with Procera continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and as a wholly-owned subsidiary of Parent. The closing of the Merger is referred to as the “Merger Closing” and the date of the Merger Closing is referred to as the “Merger Closing Date.” The date and time at which acceptance for purchase of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which will occur promptly following the expiration of the Offer (which is expected to be at 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, and such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, is referred to as the “Expiration Time”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by Parent, Purchaser, Procera or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or Procera, and (ii) Shares owned by stockholders who validly exercise and perfects dissenters’ rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to deduction for any applicable withholding taxes. As a result of the Merger, Procera will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Procera stock options, restricted stock units and restricted stock awards.

Tendering stockholders who are record owners of their Shares and who tender Shares directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions for tendering Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below), (ii) the Antitrust Condition (as described below)

and (iii) the Governmental Body Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer prior to the Expiration Time (not counting and excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been delivered), together with any Shares then owned, directly or indirectly, by Purchaser, Parent or other subsidiaries of Parent, must represent as of the Expiration Time at least one Share more than fifty percent (50%) of the sum of (A) all Shares then outstanding, and (B) all Shares that Procera would be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof. The Antitrust Condition requires that any applicable waiting period (and extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any applicable foreign antitrust or competition law must have expired or been terminated. The Governmental Body Condition requires that no order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement shall have been enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by any governmental body having the effect of enjoining or otherwise prohibiting the making or consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—“Certain Conditions to the Offer.”

After careful consideration, Procera’s board of directors (the “Procera Board”), among other things, has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Procera and its stockholders; (ii) authorized and approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; (iii) authorized that the Merger be effected pursuant to Section 251(h) of the DGCL; and (iv) resolved to recommend that Procera’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”). A more complete description of the Procera Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Procera’s Solicitation/Recommendation Statement on Schedule 14D-9 (as may be amended, and together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation.”

Procera has advised Parent that, on April 19, 2015, (i) 20,788,385 Shares were issued and outstanding (including 85,000 unvested restricted stock awards), (ii) 1,674,902 Shares were issuable upon the exercise of outstanding stock options (which we refer to as “Options”), and (iii) 430,750 Shares were subject to outstanding unvested restricted stock units. Assuming that Shares are issued pursuant to the exercise of all Options and vesting of all restricted stock units and restricted stock awards prior to the Expiration Time, there would be 22,894,037 Shares outstanding and the Minimum Condition would be satisfied if at least 11,447,019 Shares are validly tendered and not validly withdrawn prior to the Expiration Time (not counting and excluding Shares tendered pursuant to guaranteed delivery procedures in respect of which either the stock certificates or the agent’s message, as applicable, have not yet been received by the Depositary pursuant to such procedures in accordance with Section 251(h) of the DGCL).

Pursuant to the Merger Agreement, at the Effective Time, the directors and officers of Purchaser immediately prior to the Effective Time will become the initial directors and officers of the Surviving Corporation, to serve until the earlier of their respective resignations or removals or until their respective successors are duly elected and qualified.

If the Minimum Condition is met, Purchaser will have acquired a sufficient number of Shares after the Acceptance Time to approve the Merger without a vote of the stockholders of Procera pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective as promptly as practicable following the Acceptance Time, without a meeting of the stockholders of Procera, in accordance with Section 251(h) of the DGCL.

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for purchase and promptly pay for all Shares validly tendered prior to the Expiration Time and not withdrawn as permitted under Section 4—“Withdrawal Rights.”

The date and time at which acceptance for purchase of Shares pursuant to and subject to the conditions to the Offer occurs is referred to as the “Acceptance Time,” which will occur promptly following the expiration of the Offer (which is expected to be at 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, and such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, is referred to as the “Expiration Time”). The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other conditions, the satisfaction of the Minimum Condition, the Antitrust Condition, the Governmental Body Condition and the other conditions described in Section 15—“Certain Conditions to the Offer.”

The Expiration Time may be extended in certain circumstances in accordance with the Merger Agreement, including (i) if, as of any scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent, Purchaser may, in its sole discretion (and without the consent of Procera or any other person), extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer period as Parent, Purchaser and Procera may agree in writing), until such time as all conditions to the Offer are satisfied or waived; (ii) if, as of any scheduled Expiration Time, any condition to the Offer (other than the Minimum Condition) is not satisfied and has not been waived by Parent or Purchaser, then, in each case at the request of Procera, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing) to permit such condition(s) to the Offer to be satisfied; (iii) if, as of any scheduled Expiration Time, all conditions to the Offer (exclusive of the Minimum Condition) have been satisfied or waived by Parent or Purchaser, then on not more than two occasions, in each case at the request of Procera, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing) to permit such Minimum Condition to the Offer to be satisfied; and (iv) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the Offer.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right (but is not obligated to) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Procera, Purchaser may not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or modify any conditions of the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition; or (vi) extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Time) in a manner other than pursuant to and in accordance with Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

If we extend the Offer, are delayed in our acceptance for purchase of or payment (whether before or after our acceptance for purchase for Shares) for Shares or are unable to accept Shares for purchase pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights, as described in Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum of a 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for purchase any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15—“Certain Conditions to the Offer.”

There will not be a subsequent offering period for the Offer.

Procera has provided us with Procera’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Procera’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Purchase and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions to the Offer,” we will accept for purchase and promptly purchase Shares validly tendered and not validly withdrawn pursuant to the Offer on or after the Expiration Time. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”), or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Time, we will accept for purchase, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Time. For purposes of the Offer, we will be deemed to have accepted for purchase, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms of and subject to the conditions to the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If we extend the Offer, are delayed in our acceptance for purchase of Shares or are unable to accept Shares for purchase pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights, as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary pursuant to Section 251(h) of the DGCL or unless otherwise mutually agreed by Procera and us.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, or (iii) the guaranteed delivery procedure described below must be complied with, in each case prior to the Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and: (i) certificates representing such Shares are not immediately available, (ii) you cannot complete the procedure for book-entry transfer prior to the Expiration Time, or (iii) time will not permit all required documents to reach the Depositary prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution (as defined below);

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Time; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantee or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery. Please be advised that submissions received after normal business hours may be subject to a fee from DTC and/or Depositary.

The Notice of Guaranteed Delivery may be delivered or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares, or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for purchase of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for purchase of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured to our satisfaction within such time as we may determine. Any determination made by us with respect to the terms and conditions of the Offer may be challenged by Procera’s stockholders, to the extent permitted by law, and is subject to review by a court of competent jurisdiction.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, we accept for purchase Shares tendered by such stockholder as provided herein. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Procera’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for purchase of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Procera’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Procera in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders of Procera that are U.S. Holders (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences”) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal to the Depositary, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct and that such stockholder is not subject to backup withholding. Non-U.S. Holders (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences”) should submit an appropriate and properly completed IRS Form W-8BEN (or other applicable IRS Form W-8) to the Depositary in order to avoid backup withholding. Stockholders of Procera that are Non-U.S. Holders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for purchase by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 5, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

5.	Certain Material U.S. Federal Income Tax Consequences.

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Procera whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of Procera. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion applies only to stockholders of Procera that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address non-U.S. or state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of Procera following the Offer and the Merger, or to special classes of taxpayers (e.g., small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders of Procera that are, or hold Shares through, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, U.S. Holders (as defined below) whose functional currency is not the United States dollar, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders of Procera subject to the alternative minimum tax or stockholders of Procera holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction. It does not address tax consequences applicable to holders of Options or restricted stock units (“Company RSUs”). Further, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is: (i) an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions, or (B) the trust has validly elected to be treated as a United States person for U.S. federal income tax purposes. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If a partnership, or other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners generally will depend upon the status of the partner and the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder of Procera should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder that exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year at the time of the exchange. Long-term capital gain recognized by non-corporate U.S. holders, including individuals, is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to U.S. federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless:

•	the gain recognized on the exchange is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder);

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale (or, if applicable, the date of the Merger) and certain other conditions exist; or

•	Procera is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder held Shares, directly and indirectly, at any time within the shorter of the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or the Non-U.S. Holder’s holding period in his, her or its Shares.

With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

In general, Procera would be a United States real property holding corporation if interests in United States real property interests comprised (by fair market value) at least half of Procera’s total worldwide interests in real property plus Procera’s business assets. Procera believes that is has not been during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), is not, and does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Procera was treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of all outstanding Shares at all times within the shorter of (A) the five-year period preceding the date of sale (or, if applicable, the date of the Merger), or (B) the Non-U.S. Holder’s holding period; and (ii) Shares are regularly traded on an established securities market.

Information Reporting and Backup Withholding.

A stockholder of Procera that exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “PKT” and have been traded since June 26, 2003. Procera advised Purchaser that, as of April 19, 2015, there were (i) 20,788,385 Shares issued and outstanding (including 85,000 unvested restricted stock awards), (ii) 1,674,902 Shares issuable upon the exercise of Options, and (iii) 430,750 Shares subject to unvested Company RSUs.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on NASDAQ.

	High	Low
Year Ended December 31, 2013
First Quarter	$19.67	$11.35
Second Quarter	$15.13	$10.12
Third Quarter	$16.48	$11.68
Fourth Quarter	$15.50	$13.40

Year Ended December 31, 2014
First Quarter	$15.17	$10.06
Second Quarter	$10.81	$8.33
Third Quarter	$10.72	$9.12
Fourth Quarter	$9.54	$5.60

2015
First Quarter	$10.01	$6.95

On April 21, 2015, which was the last trading day prior to the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $9.51. On May 5, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $11.46. The Offer Price represents a premium of approximately 21% over the April 21, 2015 closing stock price. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

According to Procera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Procera did not declare cash dividends on its Shares during the fiscal year ended December 31, 2014. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Procera.

Except as specifically set forth herein, the information concerning Procera contained in this Offer to Purchase has been taken from or is based upon information furnished by Procera or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Procera’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Procera’s principal offices are located at 47448 Fremont Boulevard, Fremont, California 94538 and its telephone number is (510) 230-2777. The following description of Procera and its business has been taken from Procera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and is qualified in its entirety by reference to the Form 10-K: Procera is a leading provider of Subscriber Experience Assurance solutions designed for network operators worldwide.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Procera is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Procera’s directors and officers, their remuneration, Options, Company RSUs and restricted stock awards (“Company RSAs”) granted to them, the principal holders of Procera’s securities, any material interests of such persons in transactions with Procera and other matters is required to be disclosed in proxy statements. Such information also will be available in the Schedule 14D-9 that is being furnished to stockholders in connection with the Offer. Such reports, proxy statements and other information are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Procera, that are required to file documents with the SEC.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Procera or any of its subsidiaries or affiliates or for any failure by Procera to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation incorporated on April 17, 2015 and Purchaser is a Delaware corporation incorporated on April 17, 2015. Both companies were incorporated solely for the purpose of completing the proposed Offer and the Merger and have conducted no business activities other than those related to the structuring, financing and negotiating of the Offer and the Merger. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the contemplated Equity Financing (as defined below). Upon the completion of the Merger, Purchaser will cease to exist and Procera will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly-owned subsidiary of Parent. Parent is controlled by the Sponsors. The principal business of the Sponsors is to make investments in business organizations. The Sponsors have provided an aggregate equity commitment of up to approximately $241 million to Parent. See Section 9—“Source and Amount of Funds.”

The office address of each of Purchaser, Parent and each Sponsor is c/o Francisco Partners, One Letterman Drive, Building C—Suite 410, San Francisco, California 94129, and the telephone number is (415) 418-2900. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser, Parent and Sponsors, and the controlling parties of Sponsors are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent or any of the Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I to this Offer to Purchase, (i) none of Purchaser, Parent or Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares, and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I to this Offer to Purchase, or any director, executive officer, associate or subsidiary of any of the foregoing, has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent or Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Procera (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, during the past two years, none of Purchaser, Parent or Sponsors or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has had any business relationship or transaction with Procera or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between or among Purchaser, Parent, any of the Sponsors or any of their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Procera or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities of Procera, an election of Procera’s directors or a sale or other transfer of a material amount of assets of Procera during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as may be amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares as to whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all issued and outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares in the Merger for the same cash price that was paid for Shares validly tendered and not validly withdrawn pursuant to the Offer; and (iv) Purchaser has received equity commitments from the Sponsors sufficient to purchase all of the Shares tendered pursuant to the Offer and to consummate the Merger. The Offer is not subject to any financing condition.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $241 million. Purchaser has committed to funding these payments with the Equity Financing (as defined below), which it anticipates will be sufficient to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Neither the provision of the Equity Financing by the Sponsors nor obtaining any debt financing is a condition to the Offer. Notwithstanding the Equity Financing, we may obtain debt financing prior to the Acceptance Time and currently contemplate using certain cash on hand of Procera in connection with the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Procera had estimated cash, cash equivalents and short-term investments of approximately $107.7 million as of March 31, 2015. Funding of the Equity Financing is subject to the satisfaction of various conditions set forth in the equity commitment letter pursuant to which the Equity Financing will be provided, which are described below under “—Equity Financing and Limited Guarantee.” Under the Merger Agreement, Parent and Purchaser may not amend, alter or grant any waiver of any condition or other provision or remedy under the Equity Financing, without the prior written consent of Procera, in such a way that would:

•	reduce the aggregate amount of cash proceeds available from the Equity Financing; or

•	impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent or other terms therein in a manner adverse to Purchaser, Parent or Procera, including any expansion, waiver, amendment or modification that would be reasonably likely to (i) prevent or delay or impair the ability of Purchaser and Parent to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) adversely impact the ability of Procera, Purchaser or Parent to enforce its rights or remedies against the other parties to the Commitment Letter (as defined below), or (iii) make the timely funding of the financing or satisfaction of the conditions precedent to obtaining the Equity Financing any less likely to occur.

Equity Financing and Limited Guarantee. Parent received an equity commitment letter, dated April 21, 2015 (the “Commitment Letter”), from the Sponsors, pursuant to which the Sponsors have provided an aggregate equity commitment of up to approximately $241 million (as may be altered pursuant to amendment or restatement of the Commitment Letter, and any permitted replacement equity financing, the “Equity Financing”) for the purpose of enabling Parent and Purchaser to fulfill their respective payment obligations under Article 1 and Article 2 of the Merger Agreement, and to pay their respective related fees and expenses. Procera is an express third-party beneficiary of the Commitment Letter and, to the extent provided in the Commitment Letter, has the right to seek specific performance of the obligation to fund the equity commitment of the Sponsors set forth in its Commitment Letter in accordance with the terms of the Commitment Letter and in accordance with certain provisions of the Merger Agreement. Under the Commitment Letter, each Sponsor reserved the right to cause any portion of its obligations to provide its pro rata portion of the capital thereunder to be fulfilled by causing one or more of its affiliates, other investors or lenders to actually fund all or any portion of the investment (whether debt or equity) in Parent required by the Commitment Letter, and upon the actual funding of such portion of such Sponsor’s commitment, such Sponsor’s remaining commitment thereunder will be correspondingly reduced to the extent Parent actually applies the proceeds of such investment to complete the Offer and the Merger.

The obligation of each Sponsor to effect the contributions contemplated in the Commitment Letter is subject to the satisfaction, or waiver by Parent and Purchaser, of all conditions to the Offer. The Sponsors will have no liability pursuant to the Commitment Letter in the event any condition to the Offer is not satisfied.

Concurrently with the execution and delivery of the Commitment Letter, the Sponsors executed and delivered to Procera a limited guarantee in favor of Procera in respect of Parent’s obligations under the Merger Agreement (the “Limited Guarantee”), pursuant to which each Sponsor irrevocably and unconditionally guaranteed the due and punctual payment to Procera of its pro rata portion of Parent’s and/or Purchaser’s obligations (i) to pay damages incurred as a result of any willful and material breach of the Merger Agreement by Parent or Purchaser prior to a termination of the Merger Agreement by the Sponsors under certain circumstances, and (ii) to pay when due Parent’s and Purchaser’s payment obligations under Article 1 and Article 2 of the Merger Agreement if Parent and Purchaser fail for any reason to pay such amounts when due (collectively, the “Obligations”); provided that the maximum aggregate liability of each Sponsor under the Limited Guarantee will not exceed an amount equal to such Sponsor’s pro rata portion of the Equity Financing (collectively, the “Cap”).

Pursuant to the Limited Guarantee, Procera by its acceptance of the benefits thereof, covenanted, agreed and acknowledged that no person other than the Sponsors will have any obligation under the Limited Guarantee and that no recourse under the Limited Guarantee will be had against any Sponsor affiliate other than the Sponsors, whether by the enforcement of any assessment or by any legal or equitable proceeding, subject to certain limitations set forth in the Limited Guarantee. Procera agreed that neither it nor any of its affiliates have any right of recovery against Sponsors or any Sponsor affiliate, through Parent, Purchaser or otherwise, whether by piercing of the corporate veil, by a claim on behalf of Parent or Purchaser against the Sponsors or Parent’s stockholders or affiliates or otherwise, except for the rights against the Sponsors under the Limited Guarantee or the Commitment Letter. Recourse against the Sponsors under the Limited Guarantee and/or the Commitment Letter is the exclusive remedy of Procera and its affiliates against the Sponsors and any Sponsor affiliate in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement and the transactions contemplated thereby. Procera covenanted and agreed that it will not institute and, to the fullest extent permitted by applicable law, it will cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against Sponsors or any Sponsor affiliate (except for claims against the Sponsors under the Limited Guarantee and claims against the Sponsors in accordance with the Commitment Letter).

The Limited Guarantee will terminate (and the Sponsors will have no further obligations thereunder) upon the earliest to occur of (i) payment of the Obligations, and (ii) 60 days after any termination of the Merger Agreement if Procera has not commenced any legal action, suit or proceeding arising for payment of all or a portion of the Obligations by the end of such 60 day period. Notwithstanding the foregoing, in the event that Procera or any of its affiliates asserts in any litigation or other proceeding that the provisions of the Limited Guarantee relating to, among other things, the nature of the limited guarantee and the Cap, Procera’s recourse rights against the Sponsors and its affiliates and termination of the Obligations are illegal, invalid or unenforceable, in whole or in part, then (A) the obligations of the Sponsors under the Limited Guarantee will terminate ab initio and be null and void, and (B) none of the Sponsors will have any liability to Procera under the Limited Guarantee.

Unless terminated pursuant to the provisions summarized above, each Limited Guarantee is a continuing one and will remain in full force and effect and will be binding on each of the Sponsors and its respective successors and assigns until its Obligations are satisfied in full.

The foregoing summaries of the Commitment Letter and the Limited Guarantee do not purport to be complete and are qualified in their entireties by reference to the Commitment Letter and the Limited Guarantee, copies of which are filed as Exhibit (d)(3) and (d)(4) to the Schedule TO filed with the SEC, respectively, which are incorporated herein by reference.

10.	Background of the Offer; Past Contacts or Negotiations with Procera.

Background of the Offer. Sponsors (collectively referred to in this Section 10 as “Francisco Partners”) are engaged in (among other activities) managing and making equity and debt investments in technology and technology-enabled services businesses. The following is a description of contacts between and among representatives of Francisco Partners, Parent or Purchaser with representatives of Procera that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Procera’s activities relating to these contacts, please refer to the Schedule 14D-9 that is being furnished to stockholders in connection with this Offer to Purchase.

Francisco Partners engages in discussions with regard to potential transactions of public and private companies both in response to company-initiated processes as well as proactively independent of existing sale processes.

In September 2014, Stifel, Nicolaus & Company, Incorporated (“Stifel”), financial advisor to Procera, approached Francisco Partners to introduce Francisco Partners to Procera.

On September 29, 2014, Francisco Partners III, L.P. (“FP III”) executed a confidentiality agreement with Procera that included a standstill provision.

On September 30, 2014, representatives from Procera and Stifel held a two-hour introductory meeting with Francisco Partners at which Procera provided an overview of Procera’s products and customers, as well as general financial information about Procera.

On October 2, 2014, representatives from Francisco Partners and Stifel had a discussion regarding Procera. In that conversation, Francisco Partners expressed that it would be interested in evaluating a transaction with Procera if Procera decided to engage in a strategic review process.

On October 7, 2014, representatives from Francisco Partners, representatives from Stifel and Procera’s Chief Executive Officer met and discussed Francisco Partners’ background, capabilities and general market outlook.

On October 27, 2014, a representative of Francisco Partners and Procera’s Chief Executive Officer spoke to schedule a meeting with the Chairperson of the Procera Board.

On October 28, 2014, Francisco Partners met with the Chairperson of the Procera Board and Procera’s Chief Executive Officer and spoke regarding Francisco Partners’ background, capabilities and general market outlook.

On December 4, 2014, representatives of Procera and Stifel held a call with representatives of Francisco Partners to discuss an agenda for the upcoming in person meeting between Procera, Stifel and Francisco Partners.

On December 15, 2014, representatives of Procera and Stifel hosted a management presentation for representatives of Francisco Partners. The presentation included an overview of Procera’s business and growth opportunities and historical financial information.

On January 30, 2015, representatives of Procera and Stifel held a meeting with representatives of Francisco Partners. At that meeting, the parties discussed technical and financial due diligence matters and reviewed the Procera’s opportunity pipeline.

On February 3, 2015, representatives of Stifel circulated a first round bid process letter to Francisco Partners.

On February 26, 2015, Francisco Partners submitted to Stifel’s representatives an initial indication of interest for a potential transaction for cash at a price between $11.50 and $12.00 per Share, subject to completion of its due diligence review of Procera and receipt of internal approvals. Francisco Partners also indicated that its willingness to proceed with an acquisition of Procera was contingent upon an exclusivity period of 21 days, automatically extendable in one-week increments as long as Francisco Partners and Procera continued to work in good faith toward a definitive agreement on the same terms outlined in Francisco Partners’ indication of interest.

On February 26, 2015, representatives of Stifel contacted a representative of Francisco Partners to inform it that Procera would not agree to exclusivity at this stage in the process. Following that discussion, Francisco Partners agreed to withdraw its request for exclusivity with Procera.

On March 5, 2015, representatives of Stifel held a discussion with representatives of Francisco Partners regarding Francisco Partners’ due diligence plan.

On March 5, 2015, Francisco Partners was first provided access to Procera’s online data room, which contained certain information concerning Procera’s business and operations.

On March 6, 2015, Francisco Partners submitted a revised due diligence request list to Stifel.

On March 11, 2015, representatives of Stifel delivered a final process letter, together with Procera’s initial draft of the Merger Agreement, to Francisco Partners, inviting Francisco Partners to submit a definitive and final offer.

The final process letter requested that the final offer and a mark-up of the Merger Agreement be submitted by April 8, 2015. The final process letter also indicated that the final offer should not be subject to completion of any further due diligence and should confirm Francisco Partners’ ability to sign the definitive agreement and announce the transaction during the week of April 13, 2015.

Between March 5, 2015 and March 31, 2015, representatives of Procera and Stifel had a number of discussions and meetings with representatives of Francisco Partners. During these meetings and conference calls, the parties discussed financial, operational, legal, technical, tax and accounting due diligence matters, among other things.

On April 1, 2015, representatives of Paul Hastings LLP (“Paul Hastings”), outside counsel to Procera, and Shearman & Sterling LLP (“Shearman & Sterling”), outside counsel to Francisco Partners, discussed logistics and procedural matters for a transaction. Shearman & Sterling provided Francisco Partners’ initial comments to the draft Merger Agreement to Paul Hastings later that day.

On April 3, 2015 and April 4, 2015, representatives of Procera and Stifel had additional discussions with representatives of Francisco Partners regarding financial, operational, legal, technical, tax and accounting due diligence matters, among other things.

On April 8, 2015 and April 9, 2015, representatives of Paul Hastings and Shearman & Sterling discussed Francisco Partners’ comments to the draft Merger Agreement, as well as the terms of the proposed financial backing. During these discussions, representatives of Paul Hastings requested that Francisco Partners’ proposed equity commitment and guaranty be submitted with Francisco Partners’ final offer.

On April 9, 2015, Francisco Partners submitted a written proposal to representatives of Stifel for the acquisition of Procera for $11.25 per Share in cash. Francisco Partners’ proposal indicated that it was not subject to any financing contingency, and Francisco Partners would provide a full equity commitment for the transaction. Further, the letter expressed Francisco Partners’ willingness to move quickly to announce a transaction. In addition, the letter requested that Procera and Francisco Partners enter into a one-week period of exclusivity, which period would automatically extend in one-week increments until terminated in writing by either party. Together with its proposal, Francisco Partners delivered a further revised draft of the Merger Agreement, as well as an initial draft of the Limited Guarantee.

On April 12, 2015, representatives of Stifel contacted a representative of Francisco Partners telephonically to advise Francisco Partners that in order for Procera to proceed with a sale transaction, it would need to increase its offer above $11.25 per Share, and discussed with Francisco Partners the termination fee, Francisco Partners’ condition to the Offer that Procera and its subsidiaries have a minimum amount of cash at the closing of the Offer and the treatment of unvested stock options and restricted stock units in the transaction.

During the evening of April 12, 2015, Francisco Partners orally submitted a revised proposal to Stifel to acquire Procera for $11.50 per Share in cash and indicated that this was Francisco Partners’ final, highest and best offer. In its proposal, Francisco Partners indicated that its willingness to proceed with the transaction was contingent upon an exclusivity period of one week following acceptance of the proposal. Francisco Partners’ representative indicated that Francisco Partners would not accelerate the vesting of the unvested stock options and the unvested restricted stock units without decreasing the price per Share payable to Procera’s stockholders.

Later that evening, Paul Hastings delivered a revised Merger Agreement to Shearman & Sterling, which draft included revised provisions regarding the conditions to closing, the termination fee to be paid to Francisco Partners in the event of termination of the Merger Agreement and the circumstances under which such termination fee would be payable and Procera’s ability to take certain actions with respect to alternative acquisition proposals after execution of the Merger Agreement. At the same time, Paul Hastings sent an initial draft of Procera’s confidential disclosure schedule to the Merger Agreement to Shearman & Sterling.

On April 13, 2015, following additional discussions between representatives of the parties, Francisco Partners agreed to eliminate the minimum cash condition and agreed to a termination fee of 3% of the transaction value with no separate expense reimbursement provision.

On April 13, 2015, Procera countersigned Francisco Partners’ proposal, pursuant to which it agreed to exclusively negotiate with Francisco Partners regarding a transaction through April 20, 2015, but with no automatic renewal of the exclusivity period.

Between April 13, 2015 and April 20, 2015, Paul Hastings and Shearman & Sterling exchanged revised drafts of the Merger Agreement, Procera’s confidential disclosure schedule to the Merger Agreement, the Equity Commitment Letter and the Limited Guarantee and participated in numerous telephonic negotiation sessions while Francisco Partners continued its due diligence review of Procera. During these negotiations, Francisco Partners agreed, among other things, to eliminate the requirement in the Merger Agreement that certain stockholders enter into tender and support agreements with Francisco Partners concurrently with the execution of the Merger Agreement. Francisco Partners also agreed to expand the Procera Board’s ability to withdraw or change its recommendation in favor of the Offer, the Merger Agreement and the transactions thereunder in circumstances unrelated to a superior proposal, if the failure to do so would be inconsistent with the Procera Board’s fiduciary duties.

By mid-afternoon on April 20, 2015, the parties had reached agreement on nearly all outstanding issues in the Merger Agreement. Following these discussions, Procera agreed to extend the period of exclusive negotiations with Francisco Partners through April 23, 2015.

On the morning of April 21, 2015, Paul Hastings and Shearman & Sterling exchanged revised drafts of the Merger Agreement and the related confidential disclosure schedule thereto and continued to negotiate the final terms of the Merger Agreement and the related confidential disclosure schedule thereto.

During the remainder of April 21, 2015, the parties and their respective advisors finalized the Merger Agreement and the related confidential disclosure schedule. The Merger Agreement was executed by the parties after the close of trading on NASDAQ on Tuesday, April 21, 2015.

On April 22, 2015, Procera and Francisco Partners issued a joint press release announcing the execution of the Merger Agreement.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein, does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Procera with the SEC on April 22, 2015). The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions to the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer and irrevocably accept for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time (the time of such acceptance, the “Acceptance Time”). Purchaser will pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time and, in any event, no later than three business days after the consummation of the Offer (the “Offer Closing”). If the Offer is consummated, each Procera stockholder will receive $11.50 for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Time, without interest thereon and subject to deduction for any withholding taxes. The Offer is initially scheduled to expire at 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, but may be extended and re-extended as described below.

Purchaser has reserved the right (but is not obligated) to at any time, and from time to time, in its sole discretion waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Procera, Purchaser may not (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or modify any conditions to the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition; or (vi) extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Time) in a manner other than pursuant to and in accordance with the Merger Agreement.

Extensions of the Offer. The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Exchange Act in respect of any change in the Offer Price). Subject to Parent’s and Procera’s termination rights under the Merger Agreement, if as of any scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent, Purchaser may, in its sole discretion (and without the consent of Procera or any other person), extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer period as Parent, Purchaser and Procera may agree in writing), until such time as all conditions to the Offer are satisfied or waived. Purchaser cannot, however, without Procera’s written consent, extend the Offer beyond the earlier of the close of banking business, California time, on August 31, 2015 (the “Outside Date”) and the termination of the Merger Agreement in accordance with the terms thereof, the provisions of which are summarized under “—Termination.” If, as of any scheduled Expiration Time, any condition to the Offer (other than the Minimum Condition) is not satisfied and has not been waived by Parent or Purchaser, at the request of Procera, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing) to permit such condition to the Offer to be satisfied. If, as of any scheduled Expiration Time, all conditions to the Offer other than the Minimum Condition have been satisfied or waived by Parent or Purchaser, then at the request of Procera, and on not more than two occasions, Purchaser will extend the Offer for an additional period of 10 business days (or such longer or shorter period as Parent, Purchaser and Procera may agree in writing) to permit the Minimum Condition to be satisfied. Without Procera’s prior written consent, however, Purchaser may not extend the Offer, nor will Purchaser be required to extend the Offer without its prior written consent, in each case beyond the earlier of the Outside Date and the termination of the Merger Agreement in accordance with the terms thereof.

Termination of the Offer. The Merger Agreement provides that Purchaser may not terminate or withdraw the Offer prior to the Expiration Time without the prior written consent of Procera, except in the event that the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that the Merger Closing will take place on or prior to the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the

Merger Closing, but subject to the satisfaction or waiver of such conditions) or such other date as Parent and Procera mutually designate (such date, the “Merger Closing Date”). The Merger will become effective upon the date and time of the filing of the certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) with the Office of the Secretary of State of the State of Delaware or such later date and time as may be mutually agreed upon by Parent and Procera and set forth in the Certificate of Merger in accordance with the DGCL (such time, the “Effective Time”). The Merger will be effected under Section 251(h) of the DGCL. At the Effective Time, Purchaser will be merged with and into Procera, with Procera continuing as the Surviving Corporation, and the effect of the Merger will be as provided in the Merger Agreement, the Certificate of Merger (as defined below) and the applicable provisions of the DGCL.

The respective obligations of Parent, Purchaser and Procera to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) at or prior to the Effective Time, of each of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for purchase all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; provided, however, that neither Parent nor Purchaser shall be entitled to assert the failure of this condition if Purchaser fails to purchase any Shares validly tendered and not validly withdrawn pursuant to the Offer in breach of the Merger Agreement or the terms of the Offer; and

•	No order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement shall have been enacted, promulgated, issued or entered by any governmental body of competent jurisdiction in the United States, shall be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal.

Effect on Capital Stock. At the Effective Time:

•	Each Share outstanding immediately prior to the Effective Time (other than (i) Cancelled Shares (as defined below), and (ii) Shares held by a holder who is entitled to demand and properly makes a demand for appraisal of such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”)) will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), upon surrender of the certificate representing such Share (or, in the case of a lost, stolen, destroyed or mutilated certificate, upon delivery of an appropriate affidavit and/or bond if required by Parent or the payment agent) or non-certificated Share represented by book-entry, in each case in the manner provided in the Merger Agreement;

•	Each Share held by Procera or any wholly-owned subsidiary of Procera (or held in Procera’s treasury) immediately prior to the Effective Time, as well as each Share held by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time (collectively, the “Cancelled Shares”) will be cancelled and will cease to exist, and no consideration will be paid in exchange therefor; and

•	Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Options. Neither Parent nor Purchaser will assume any Options in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each Option, to the extent vested as of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Options, will be cancelled and converted into the right to receive, promptly following the Effective Time, an amount in cash per share subject to the Option equal to the excess, if any, of the Offer Price over the exercise price of such Option, without interest thereon and subject to deduction for any withholding taxes. However, if the exercise price per share of any Option is equal to or greater than the Offer Price, such Option will be cancelled and terminated without any payment of any consideration. At the Effective Time, each Option, to the extent unvested, will be cancelled for no consideration.

Treatment of Company RSUs and Company RSAs. Neither Parent nor Purchaser will assume any Company RSUs or Company RSAs (collectively, “Other Company Equity Awards”) in connection with the Offer, the Merger or any other transactions contemplated by the Merger Agreement. At the Effective Time, each Company RSU, to the extent vested as of the Effective Time (i.e., those for which Shares have not yet been issued), and each Company RSA, by virtue of the Merger and without any action on the part of the holder of such Other Company Equity Award, will be cancelled and converted into the right to receive, promptly following the Effective Time, an amount in cash, without interest thereon and subject to deduction for any withholding taxes, equal to the product of: (i) the excess, if any, of the Offer Price over the exercise or purchase price payable by the holder thereof, if any, upon exercise or settlement of such Other Company Equity Award (to the extent applicable); and (ii) the number of Shares subject to (or deliverable under) such Other Company Equity Award. At the Effective Time, each Company RSU, to the extent unvested, will be cancelled for no consideration.

Substitute Awards. Promptly after the Effective Time, Parent will issue to each current employee, officer or director of Procera or any of its subsidiaries (each such individual, a “Company Employee”) who is a party to an agreement that provides for accelerated vesting of equity awards (a “PCFV Agreement”) a substitute award providing for a lump-sum cash payment to each such Company Employee who resigns with “Good Reason” or whose employment is terminated without “Cause” (in each such case as defined in the applicable individual’s PCFV Agreement) on or prior to the one-year anniversary of the Effective Time, equal to the amount set forth in the applicable PCFV Agreement, subject to deduction for any applicable withholding taxes. Such cash payments will be made at the time specified in the applicable PCFV Agreement.

Adjustment to the Merger Consideration. The Merger Agreement provides that if, during the period commencing on the date of the Merger Agreement and ending at the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration will be appropriately adjusted.

Certificate of Incorporation and Bylaws. The Merger Agreement provides that: (i) the certificate of incorporation of Procera will be amended and restated in its entirety as of the Effective Time to read as set forth in Exhibit B to the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of Procera will be amended and restated in their entirety as of the Effective Time to read as set forth in Exhibit C to the Merger Agreement, and as so amended, will be the bylaws of the Surviving Corporation.

Board of Directors and Officers at the Effective Time. The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation, to serve until the earlier of their respective resignations or removals or until their respective successors are duly elected and qualified.

Representations and Warranties. The Merger Agreement, which has been provided solely to inform Procera’s stockholders of its terms and is not intended to provide any other factual information about Procera, contains various representations and warranties made by Procera to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Procera. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Procera, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure schedule provided to Purchaser and Parent by Procera in connection with the Merger Agreement. The confidential disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Procera, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Procera, Parent and Purchaser that may be different from those which are applicable to Procera’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Procera’s or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Procera, Parent or Purchaser. Procera’s stockholders and holders of Options or Other Company Equity Awards are not third-party beneficiaries to the Merger Agreement and only have the right to receive the Offer Price and/or the Merger Consideration provided under the Merger Agreement. As such, Procera’s stockholders and holders of Options or Other Company Equity Awards should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Procera, Parent or Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, Procera made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	due organization and subsidiaries;

•	certificate of incorporation and bylaws;

•	authority and binding nature of the Merger Agreement;

•	capitalization;

•	SEC filings and financial statements;

•	interested party transactions;

•	absence of changes;

•	title to assets;

•	intellectual property;

•	material contracts;

•	liabilities;

•	compliance with law;

•	governmental authorizations;

•	tax matters;

•	employee and labor matters and benefit plans;

•	real property and leaseholds;

•	insurance;

•	legal proceedings;

•	environmental matters;

•	customers, suppliers, resellers and distributors;

•	non-contravention and consents;

•	Stifel, Nicolaus & Company, Incorporated’s fairness opinion;

•	brokers;

•	information supplied;

•	government contracts;

•	anti-bribery and export compliance; and

•	indebtedness.

Some of the representations and warranties in the Merger Agreement made by Procera are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, change, event, circumstance or development that, individually or in the aggregate, has or would be reasonably likely to have a material adverse effect on: (i) the business, operations, assets, financial condition, or results of operations of Procera and its subsidiaries, taken as a whole; or (ii) the ability of Procera to consummate the transactions contemplated by the Merger Agreement prior to the Outside Date; provided, however, that in the case of clause (i), certain events and circumstances will not be deemed to constitute, or be taken into account when determining whether there has been or is reasonably expected to be, a Company Material Adverse Effect.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Procera with respect to:

•	valid existence;

•	authority and binding nature of the Merger Agreement;

•	non-contravention and required filings and consents;

•	no legal proceedings challenging the Merger;

•	activities of Purchaser;

•	information supplied;

•	no other Procera representations or warranties;

•	financing;

•	the Limited Guarantee;

•	brokers; and

•	interested stockholder status.

None of the representations or warranties contained in the Merger Agreement survives the Effective Time.

Interim Operations. Except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law, as set forth in the confidential disclosure schedule provided to Purchaser and Parent by Procera in connection with the Merger Agreement or as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, Procera has agreed to: (i) ensure that it conducts its business: (A) in the ordinary course and substantially in accordance with past practices; and (B) in material compliance with all applicable laws; (ii) use commercially reasonable efforts consistent with past practices to ensure that it preserves intact its current business and operations, keeps available the services of its current officers and employees and maintains its relationships with material suppliers, landlords and other persons, entities or governmental or quasi-governmental bodies having significant business relationships with Procera; (iii) manage its working capital in the ordinary course and substantially in accordance with past practices; and (iv) keep in full force and effect all appropriate insurance policies covering all material assets of Procera.

Except as expressly contemplated by the Merger Agreement and the confidential disclosure schedule provided by Procera to Purchaser and Parent in connection with the Merger Agreement, as required by applicable law, or as consented to in writing by Parent, during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, Procera may not, and will not authorize any of its subsidiaries to do any of the following:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; split, combine or reclassify any capital stock; or acquire, redeem or otherwise reacquire any shares of capital stock or other securities, other than pursuant to Procera’s right to acquire restricted Shares held by a current employee, officer or director of Procera or any of its subsidiaries upon termination of such person’s employment;

•	sell, issue, grant or authorize the sale, issuance or grant of: (i) any capital stock or other security; (ii) any option, call, warrant or right to acquire any capital stock or other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security, except that Procera may issue Shares pursuant to the exercise of Options or the vesting of any Other Company Equity Award under the Stock Plans, in each case, to the extent such Options or Other Company Equity Awards were outstanding on the date of the Merger Agreement;

•	amend or otherwise modify any of the terms of any outstanding Option or Other Company Equity Award, except as required by applicable law or as contemplated by the Merger Agreement;

•	amend or permit the adoption of any amendment to the Company Charter Documents (as defined below);

•	acquire any equity interest, option, warrant or security convertible or exchangeable or exercisable thereto or therefor or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

•	enter into any contract that grants any right of refusal or offer to any person or which would explicitly impose any material restriction on the right or ability of Procera or its subsidiaries: (i) to compete with any other person; (ii) to acquire any product or other asset or any services from any other person; (iii) to perform services for or sell products to any other person; (iv) to transact business with any other person; or (v) to operate at any location in the world;

•	subject to certain exceptions for actions taken in the ordinary course (i) amend, renew or terminate (other than expiration in accordance with its terms), or waive any material right, remedy or default under any material contract, or (ii) enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract;

•	make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or short-term investments, to become subject to any encumbrances, or permit any material intellectual property registered by Procera or any of its subsidiaries to lapse, expire or be abandoned;

•	lend money to any person (other than advances to current directors, officers or employees of Procera or its subsidiaries in the ordinary course of business), or, except in the ordinary course of business, incur or guarantee any indebtedness;

•	make or authorize any capital expenditures, subject to certain exceptions specified in the Merger Agreement;

•

establish, adopt, enter into or amend any material employee plan or employee agreement, pay any material bonus or make any material profit-sharing payment to, or materially increase the amount of, the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any current directors, officers or employees of Procera or its subsidiaries (except that Procera may: (i) provide routine salary increases to employees who are not officers or directors in the ordinary course of business consistent with past practice and in connection with Procera’s customary employee review process; (ii) amend the employee plans to the extent required by applicable law; and (iii) make customary bonus and profit-sharing payments in accordance with plans or arrangements existing on the date of the Merger Agreement);

•	other than as required by GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

•	make or change any material tax election or make any material change to any accounting method or accounting period used for tax purposes (or request such a change), other than as required by GAAP or SEC rules and regulations;

•	enter into any collective bargaining agreement or agreement to form a works council or other agreement with any labor organization or works council, except to the extent required by applicable law;

•	adopt a “shareholder rights plan” or poison pill;

•	settle or compromise any pending or threatened legal proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, claims and other liabilities, subject to certain exceptions; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation. From the date of the Merger Agreement, Procera, its subsidiaries and its and their respective Representatives (as defined below) were required to immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any offer, proposal or inquiry (other than an offer, proposal or inquiry by Parent) contemplating or otherwise relating to any Acquisition Transaction (as defined below) (an “Acquisition Proposal”). Subject to the paragraph below, at all times since the Merger Agreement was entered into and continuing until the earlier to occur of the Acceptance Time and the termination of the Merger Agreement, Procera and its subsidiaries may not, and may not authorize or permit its or their respective directors, officers, employees, agents, attorneys, accountants, advisors and representatives (collectively, “Representatives”) to do any of the following:

•	solicit, initiate or knowingly encourage or take any other action to facilitate the making, submission or announcement of, any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal;

•	other than informing persons of the non-solicitation provisions contained in the Merger Agreement, enter into, continue or participate in any discussions or any negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to any Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to any Acquisition Proposal;

•	approve, endorse or recommend or enter into any letter of intent, memorandum of understanding or other contract relating to an Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to any Acquisition Proposal or which would require Procera to abandon or terminate its obligations under the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

Notwithstanding anything to the contrary set forth in the non-solicitation provisions contained in the Merger Agreement, at any time prior to the Acceptance Time, in response to an unsolicited bona fide, written Acquisition Proposal which was made or renewed on or after the date of the Merger Agreement that the Procera Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined herein), Procera may, upon a good faith determination by the Procera Board (after receiving the advice of its outside legal counsel) that failure to take such action would be inconsistent with the Procera Board’s fiduciary duties to Procera’s stockholders under applicable law:

•	furnish information with respect to Procera and its subsidiaries to the person making such Acquisition Proposal (and such person’s Representatives); provided, however, that Procera and such person enter into a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to Procera than those contained in the Confidentiality Agreement (as defined below) (except that such confidentiality agreement need not contain any standstill provisions); and provided further, that all material non-public information provided or made available to the person making such Acquisition Proposal must have been previously provided to Parent or provided to Parent promptly (and in any event within 48 hours) after it is provided to such person; and

•	participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

Within 48 hours of receiving an Acquisition Proposal, Procera must promptly advise Parent in writing, of Procera’s intention to engage in discussions with, or to furnish non-public information to the person proposing the Acquisition Proposal. Procera’s written notice to Parent must provide, among other things, certain information regarding the person making the Acquisition Proposal and the material terms and conditions of the Acquisition Proposal. Procera must keep Parent reasonably informed of any material developments regarding the Acquisition Proposal. Procera agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement in accordance with the terms thereof. See “—Notice Requirements” for additional information.

The Procera Board’s Recommendation. Subject to the terms described below, the Procera Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Procera and its stockholders; (ii) authorized and approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; (iii) authorized that the Merger Agreement be effected pursuant to Section 251(h) of the DGCL; and (iv) resolved to recommend that Procera’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

The Merger Agreement provides that the Procera Board will not (i) fail to make the Company Board Recommendation to Procera’s stockholders; (ii) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation; (iii) adopt, approve, recommend, endorse or otherwise declare advisable the approval of any Acquisition Proposal or the adoption thereof or any contract with respect to any Acquisition Proposal, that would require, or would reasonably be expected to cause Procera to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement, or allow Procera or any of its subsidiaries to execute or enter into any such contract; or (iv) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in Company Board Recommendation”). Notwithstanding the foregoing, the Procera Board may, at any time prior to the Acceptance Time, take any of the following actions; provided, however, that prior to taking any such action, Procera complies with the requirements set forth under “—Notice Requirements”:

•	effect a Change in Company Board Recommendation in response to an Acquisition Proposal if (i) the Procera Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Procera’s stockholders under applicable law, and (ii) the Procera Board concludes in good faith, after consultation with Procera’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal;

•	effect a Change in Company Board Recommendation if the Procera Board concludes in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Procera’s stockholders under applicable law; and

•	terminate the Merger Agreement pursuant to its terms and enter into any merger, acquisition or other agreement which gives effect to any Acquisition Transaction (a “Company Acquisition Agreement”), but only if Procera receives an Acquisition Proposal that the Procera Board concludes in good faith, after consultation with Procera’s financial advisor and outside legal counsel, constitutes a Superior Proposal and the Procera Board concludes in good faith, after consultation with outside legal counsel, that the failure to enter into such Company Acquisition Agreement would be inconsistent with its fiduciary duties to Procera’s stockholders under applicable law.

Notice Requirements. Notwithstanding the above, Procera will neither be entitled to make a Change in Company Board Recommendation nor terminate the Merger Agreement and enter into any Company Acquisition Agreement pursuant to the preceding paragraph, unless: (i) Procera provides prior written notice to Parent that it is prepared to (A) make a Change in Company Board Recommendation (a “Recommendation Change Notice”), or (B) terminate the Merger Agreement pursuant to its terms in response to a Superior Proposal (a “Superior Proposal Notice”), which notice must, if the basis for the proposed action by the Procera Board is not related to a Superior Proposal, contain a description of the events, facts and circumstances giving rise to such proposed action or, if the basis for the proposed action by the Procera Board is a Superior Proposal, contain the identity of the person making such Superior Proposal, a description of the material terms and conditions of such Superior Proposal, including a copy of the Company Acquisition Agreement in the form to be entered into; (ii) Procera gives Parent four business days after Parent’s receipt of the Recommendation Change Notice to propose revisions to the terms of the Merger Agreement or make another proposal and negotiates in good faith with Parent with respect to such proposed revisions or other proposal, if any; and (iii) Parent does not make, within four business days after the receipt of such notice, a proposal that would, in the good faith judgment of the Procera Board (after consultation with outside legal counsel and, in the case of a Superior Proposal, Procera’s financial advisor), cause such events, facts and circumstances to no longer form the basis for the Procera Board to effect a Change in Company Board Recommendation or cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be. Procera must keep Parent reasonably informed, on a current basis, of the status and material details of any such Acquisition Proposal, indication or request, and must promptly (but in no event later than one business day after receipt) provide to Parent copies of all correspondence and written materials sent or provided to Procera or any of its subsidiaries that describes the terms or conditions of any Acquisition Proposal. Any material changes with respect to such events, facts or circumstances mentioned above, or material changes to the financial terms of such Superior Proposal, as the case may be, occurring prior to Procera effecting a Change in Company Board Recommendation or terminating the Merger Agreement pursuant to its terms will require Procera to provide to Parent a new Recommendation Change Notice or Superior Proposal Notice and a new three business day period.

For the purposes of this Offer to Purchase:

•	“Acquisition Transaction” means any transaction or series of related transactions involving: (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (A) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of Procera, or (B) Procera issues securities representing more than 20% of the outstanding shares of any class of voting securities of Procera; (ii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (A) 20% or more of the consolidated net revenues of Procera, consolidated net income of Procera or consolidated book value of Procera, or (B) 20% or more of the fair market value of the assets of Procera; or (iii) any liquidation or dissolution of Procera.

•	“Superior Proposal” means a bona fide written Acquisition Proposal for an Acquisition Transaction that the Procera Board determines in good faith (after consultation with its financial advisor and outside legal counsel): (i) to be reasonably likely to be consummated if accepted; and (ii) to be more favorable to Procera’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination (A) all financial considerations; (B) the identity of the person making such Acquisition Proposal; (C) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (D) the other terms and conditions of such Acquisition Proposal and the implications thereof on Procera, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Procera Board; and (E) any revisions to the terms of the Merger Agreement and the Offer proposed by Parent or Purchaser pursuant to the requirements set forth under “—Notice Requirements.” For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” are references to “50%.”

Access to Information. At all times during the period commencing with the date the Merger Agreement was entered into and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement pursuant to its terms, Procera is generally required by the Merger Agreement to (i) afford Parent and its Representatives reasonable access during normal business hours to the respective Representatives of Procera and its subsidiaries, and books, records, tax returns, material operating and financial reports, work papers and other documents and information relating to Procera and its subsidiaries, (ii) provide Parent and its Representatives with copies of such books, records, tax returns, work papers and other documents and information relating to Procera and its subsidiaries, and with such additional financial, operating and other data and information regarding Procera and its subsidiaries, as Parent may reasonably request; and (iii) permit Parent’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of Procera and its subsidiaries responsible for Procera’s financial statements and the internal controls of Procera to discuss such matters as Parent may reasonably deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act of 2002 and the rules and regulations relating thereto, or otherwise in connection with the Offer and the Merger.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of Procera’s and its subsidiaries’ current and former directors and officers. Specifically:

•

from and after the Merger Closing Date, Procera, the Surviving Corporation and their respective subsidiaries will, and Parent will cause Procera, the Surviving Corporation or any of their respective subsidiaries, as the case may be, to: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of Procera and each of its subsidiaries (in all of their capacities) (each, an “Indemnified Person”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by Procera or any of its subsidiaries pursuant to the certificate of incorporation and bylaws of Procera, including all amendments thereto (collectively, the “Company Charter Documents”), the charter and organizational documents of Procera’s subsidiaries and the indemnification agreements in existence on the date of the Merger Agreement with any directors or officers of Procera or any of its subsidiaries; and (ii) include and cause to be maintained in effect in Procera’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six years after the Merger Closing Date, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Company Charter Documents. If Procera or the Surviving Corporation, as the case may be, or any of their respective successors or assigns (A) consolidates with or merges into any other corporations or entity and will not be the continuing or surviving corporation or entity of such consolidation or merger; or (B) transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions will be made so that the successors and assigns of Procera or the Surviving Corporation, as the case may be, will assume in writing all of the obligations set forth in this paragraph;

•	Procera will, prior to the Expiration Time, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Persons, or any other person entitled to the benefit of this paragraph, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Procera, covering, without limitation, the Offer and the Merger; and

•	Parent will cause Procera, the Surviving Corporation or any of their respective subsidiaries, as the case may be, to assume, honor and fulfill all obligations of Procera or any of its subsidiaries pursuant to any written indemnification agreements with the Indemnified Persons, or any other person entitled to the benefit of this paragraph, as applicable, identified in the confidential disclosure schedule provided to Purchaser and Parent by Procera in connection with the Merger Agreement.

Reasonable Best Efforts. Each of Parent, Purchaser and Procera are required to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that all obligations of Procera, Purchaser and Parent relating to the Equity Financing will be governed exclusively by the provisions set forth in “Equity Financing.” Parent must take all action necessary or required to cause Purchaser and the Surviving Corporation to perform their respective obligations under the Merger Agreement and to consummate the Offer (including payment for Shares accepted for purchase) and the Merger upon the terms and subject to the conditions set forth in the Merger Agreement.

Public Statements and Disclosure. Other than the initial joint press release with respect to the execution of the Merger Agreement that was released by the parties on April 22, 2015, the Merger Agreement prohibits Procera and Parent from issuing any public release or making any public announcement concerning the Offer or the Merger without first consulting with each other and, to the extent practicable, giving each other the reasonable opportunity to review and comment upon any such public statement or press release and considering in good faith the views of the other party, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or Procera are listed, in which case the party required to make the release or announcement must use its commercially reasonable efforts to allow the other parties to the Merger Agreement reasonable time to comment on such release or announcement in advance of such issuance.

Anti-Takeover Laws. In the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, Procera, Parent and Purchaser must use their respective reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such law on the transactions contemplated by the Merger Agreement.

Employee Matters. The Merger Agreement requires that during the Continuation Period (as defined below), Parent must, or must cause its subsidiaries to, provide to the Covered Employees (as defined below) compensation (such term to include salary, bonus opportunities, commissions, severance, and other compensation, but to exclude equity compensation) and benefits (including the costs of participation to employee plan participants) that are in the aggregate, no less favorable than the compensation and benefits being provided to Covered Employees immediately prior to the Effective Time. The Merger Agreement also requires that during the Continuation Period, Parent must maintain or cause the Surviving Corporation and its subsidiaries to maintain employee benefit plans, programs, policies and arrangements for Covered Employees that are substantially similar in the aggregate to the employee plans in all respects (other than long-term incentives, change in control, retention, transition, stay or similar arrangements, but including severance) that were in effect immediately prior to the Effective Time; provided, however, that Parent’s obligations will be subject to such modifications as are necessary to comply with applicable law of the foreign countries and their political subdivisions, and applicable labor agreements.

In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy or arrangement of Parent or the Surviving Corporation or any of their respective subsidiaries (“Parent Employee Benefit Plan”) following the Effective Time, Parent will, or will cause the Surviving Corporation, to use commercially reasonable efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee under any Parent Employee Benefit Plan providing medical, dental, or vision benefits to the same extent such limitation would have been waived or satisfied under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan; and (ii) provide each Covered Employee with credit for any copayments and deductibles paid prior to the Covered Employee’s coverage under any Parent Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan Covered Employee participated in immediately prior to coverage under the Parent Employee Benefit Plan, in satisfying any applicable deductible or out-of-pocket requirements under the Parent Employee Benefit Plan. As of the Effective Time and thereafter, Parent will recognize, or will cause the Surviving Corporation and their respective subsidiaries to recognize, all service of each Covered Employee prior to the Effective Time, to Procera or its subsidiaries (or any predecessor entities of Procera or any of its subsidiaries) for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable). In no event will anything contained in the preceding sentence result in any duplication of benefits for the same period of service.

Pursuant to the terms of the Merger Agreement, nothing will be construed to limit the right of Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend or terminate any employee plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor will anything be construed to require Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time; provided that Parent otherwise complies with its obligations under the Merger Agreement. Furthermore, nothing herein shall be interpreted to provide status to any Covered Employee as a third-party beneficiary of the Merger Agreement.

“Continuation Period” means the period beginning at the Effective Time and ending on the first anniversary of the Effective Time. “Covered Employees” means employees who are employed by Procera or any of its subsidiaries at the Effective Time.

Equity Financing. Each of Purchaser and Parent must take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the proceeds of the Equity Financing as promptly as reasonably practicable on the terms and conditions described in the Commitment Letter, including: (i) maintaining in effect the Commitment Letter; (ii) satisfying on a timely basis all conditions applicable to Parent and Purchaser set forth in the Commitment Letter that are within their control; (iii) consummating the Equity Financing at or prior to the Acceptance Time (and in any event prior to the Outside Date), subject to the satisfaction, or waiver by Parent, of all conditions to the Offer and the Merger; and (iv) fully enforcing each Sponsor’s obligations (and the rights of Parent and Purchaser) under the Commitment Letter.

Neither Purchaser nor Parent may agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Commitment Letter without the prior written consent of Procera (which may be granted or withheld in Procera’s sole discretion), to the extent such amendments, modifications or waivers would (i) reduce the aggregate amount of aggregate cash proceeds available from the Equity Financing, or (ii) impose new or additional conditions precedent or otherwise expands, amends or modifies any of the conditions precedent or other terms therein in a manner adverse to Purchaser, Parent or Procera, including any expansion, waiver, amendment or modification that would be reasonably likely to (A) prevent or delay or impair the ability of Purchaser and Parent to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (B) adversely impact the ability of Procera, Purchaser or Parent to enforce its rights or remedies against the other parties to the Commitment Letter, or (C) make the timely funding of the Equity Financing or satisfaction of the conditions precedent to obtaining the Equity Financing any less likely to occur. Parent must promptly (and in any event within one business day) notify Procera of (i) any amendment, waiver or modification, or agreement to do any of the foregoing, of any term of the Commitment Letter, (ii) the expiration or termination (or attempted or purported termination, whether or not valid) of the Commitment Letter, or (iii) any refusal by the Sponsors to provide, any stated intent by the Sponsors to refuse to provide, or any expression of concern or reservation by the Sponsors regarding their obligation and/or ability to provide, the full financing contemplated by the Commitment Letter. Neither Purchaser nor Parent may release or consent to the termination of the obligations of the lenders and other persons under the Commitment Letter.

Financing Cooperation. Prior to the Merger Closing, Procera is required to use its commercially reasonable efforts to provide cooperation reasonably requested by Parent in connection with the arrangement and consummation of any third-party debt financing for the purpose of financing the transactions contemplated by the Merger Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing operations or business of Procera or any of its subsidiaries), including certain actions specified in the Merger Agreement.

Each of Parent and Purchaser has acknowledged and agreed that the obtaining of any financing (debt or otherwise, including the Equity Financing) is not a condition to the Offer or the Closing.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to the liquidation of cash equivalents and short-term investments, notifications of certain events, stockholder litigation, confidentiality and certain matters relating to Rule 14d-10(d) and Rule 16b-3 under the Exchange Act.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time:

•	by mutual written consent of Parent and Procera;

•	by either Parent or Procera, upon written notice to the other party, if the Acceptance Time has not occurred on or prior to the Outside Date;

•	by either Parent or Procera, upon written notice to the other party, if the Offer is terminated or withdrawn pursuant to the terms of the Merger Agreement without any Shares being purchased thereunder; provided, however, that neither Parent nor Procera will be permitted to terminate the Merger Agreement pursuant to this provision if the failure of the Shares to be purchased is attributable to a failure of such party to perform any of its covenants or obligations under the Merger Agreement;

•	by either Parent or Procera, upon written notice to the other party, if any governmental body or quasi-governmental body of competent jurisdiction in the United States has: (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or Merger in the United States, or (ii) issued or granted any restraint that is in effect as of immediately prior to the Acceptance Time and which has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States;

•	by Procera:

•

upon written notice to Parent, if: (i) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement for more than two business days following the time required for commencement therein; provided, that Procera will not have the right to terminate the Merger Agreement pursuant to this clause (i) if Procera is, or has at any time been, in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in any manner that would impede or frustrate the ability of Parent or Purchaser to comply with its obligations under the Merger Agreement, or has otherwise failed to promptly comply with reasonable requests for information or other assistance in connection with commencement of the Offer; (ii) Purchaser terminates or makes any material change to the Offer in violation of the terms of the Merger Agreement; or (iii) (A) all the conditions to the Offer have been, and continue to be, satisfied or waived as of the Expiration Time; (B) Procera has confirmed by written notice its intention to terminate the Merger Agreement pursuant this clause (iii) if Parent and Purchaser fail to consummate the Offer Closing when required in accordance with the terms of the Merger Agreement, (C) Parent has failed to consummate the Offer on the date the Offer Closing should have occurred in accordance with the terms of the Merger Agreement, and (D) Procera stood ready, willing and able to consummate the Merger on that date and Procera gave Parent a written notice on or prior to such date confirming such fact;

•	upon written notice to Parent, if: (i) there has been a material breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement; or (ii) any representation or warranty of Parent and Purchaser set forth in Article 4 of the Merger Agreement was inaccurate when made or shall have become inaccurate, that would, in either case, have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer and the Merger, and in the case of both clauses (i) and (ii), such breach is not curable by the Outside Date, or, if curable, is not cured by the date five business days prior to the Outside Date; or

•	upon written notice to Parent, if (i) the Procera Board determines to enter into a definitive Company Acquisition Agreement providing for a Superior Proposal, (ii) Procera has not materially breached the provisions set forth under “—No Solicitation,” and (iii) Procera concurrently with such termination enters into a Company Acquisition Agreement and pays to Parent the Termination Fee (as defined herein);

•	by Parent:

•	upon written notice to Procera, if a Triggering Event (as defined below) has occurred; or

•	upon written notice to Procera, if: (i) there has been a material breach of any covenant or agreement on the part of Procera set forth in the Merger Agreement; or (ii) any representation or warranty of Procera set forth in Article 3 of the Merger Agreement was inaccurate when made or, if not made as of a specific date, shall have become inaccurate, that would, in the case of this clause (ii), result in the conditions to the Offer not being satisfied, and in the case of both clauses (i) and (ii), such breach is not curable by the Outside Date, or, if curable, is not cured by the date five business days prior to the Outside Date.

A “Triggering Event” will be deemed to have occurred if: (i) the Procera Board effects a Change in Company Board Recommendation; (ii) Procera fails to include the Company Board Recommendation in the Schedule 14D-9; (iii) the Procera Board or any committee thereof has approved, endorsed or recommended any Acquisition Proposal; (iv) Procera executes any contract relating to any Acquisition Proposal other than as expressly permitted pursuant to the terms of the Merger Agreement; (v) a tender or exchange offer relating to securities of Procera (other than the Offer) is commenced and Procera has not sent to its security holders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that Procera recommends rejection of such tender or exchange offer and reaffirming its recommendation of the Merger Agreement; (vi) the Procera Board fails to publicly reaffirm its recommendation of the Merger Agreement within 10 business days after Parent so requests in writing in response to an Acquisition Proposal or revision thereof or proxy solicitation or threatened proxy solicitation or other publicly disclosed campaign or effort to solicit opposition to the transactions contemplated hereby; or (vii) there has been a willful and material breach of the requirements set forth under “—No Solicitation.”

Effect of Termination. In the event of the termination of the Merger Agreement as provided under “—Termination,” the Merger Agreement will be of no further force or effect; provided, however, that (a) certain provisions of the Merger Agreement will survive the termination of the Merger Agreement and will remain in full force and effect, and (b) the termination of the Merger Agreement will not relieve any party from liability for any breach of the Merger Agreement prior to such termination.

Termination Fees. Procera has agreed to pay Parent $7,220,000 (the “Termination Fee”) if:

•	the Merger Agreement is terminated (i) by Parent as a result of the occurrence of a Triggering Event pursuant to the terms of the Merger Agreement, or (ii) by Procera as a result of Procera entering into a definitive Company Acquisition Agreement providing for a Superior Proposal pursuant to the terms of the Merger Agreement; or

•	(i) after the date of the Merger Agreement but prior to the termination of the Merger Agreement in accordance with its terms, an Acquisition Proposal has publicly announced or publicly disclosed and not withdrawn, (ii) thereafter, the Merger Agreement is terminated (A) by Parent or Procera as a result of the failure of the Acceptance Time to occur prior to the Outside Date pursuant to the terms of the Merger Agreement or as a result of the Offer being terminated or withdrawn without any Shares being purchased thereunder pursuant to the terms of the Merger Agreement, where the failure of the Acceptance Time to occur prior to the Outside Date is attributable to the failure of the Minimum Condition to have been satisfied, or (B) by Parent pursuant to the terms of the Merger Agreement as a result of a willful and material breach of any of Procera’s covenants or agreements under the Merger Agreement, or of any of Procera’s representations or warranties under the Merger Agreement where such breach would result in certain of the conditions to the Offer not being satisfied, and, in each case, where such breach has not been timely cured, and (iii) within 12 months after such termination, Procera (X) has entered into a definitive agreement with respect to an Acquisition Proposal and an Acquisition Transaction for such Acquisition Proposal is subsequently consummated or (Y) consummates an Acquisition Transaction. For purposes of the preceding two sentences, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

Each of Parent and Purchaser has acknowledged and agreed on behalf of itself and its affiliates that its receipt of the Termination Fee pursuant to the preceding paragraph, if applicable, will, except in the case of fraud or willful or intentional breach by Procera, constitute the sole and exclusive remedy under the Merger Agreement of Parent and Purchaser and each of their affiliates and Representatives.

Notwithstanding anything to the contrary in the Merger Agreement, in no event shall Parent, Purchaser, the Sponsors, or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, Representatives or affiliates (collectively, the “Parent Related Parties”) have any liability for monetary damages to Procera or its subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, directors, officers, Representatives or affiliates (whether at law, in contract, in tort or otherwise) relating to or arising out of the Merger Agreement or the transactions contemplated hereby, other than Sponsors’ obligations under the Limited Guarantee and the Commitment Letter and other than the obligations of Parent and Purchaser as provided in the Merger Agreement. In no event shall Procera seek or obtain, nor shall it permit any of its Representatives to seek or obtain, nor shall any person be entitled to seek or obtain, any monetary recovery or monetary award against any Parent Related Party with respect to, the Merger Agreement, the Commitment Letter or the transactions contemplated thereby (including any breach by the Sponsors, Parent or Purchaser), the termination of the Merger Agreement, the failure to consummate the transactions contemplated by the Merger Agreement or any claims or actions under applicable law arising out of any such breach, termination or failure, other than from Parent or Purchaser to the extent expressly provided for in the Merger Agreement or the Sponsors to the extent expressly provided for in the Limited Guarantee and the Commitment Letter. In no event shall Procera or its affiliates be permitted or entitled to receive both a grant of specific performance and monetary damages.

Availability of Specific Performance. Parent, Purchaser and Procera have agreed that in the event that any of the provisions of the Merger Agreement are not performed in accordance with the terms thereof or are otherwise breached, the party seeking to enforce the Merger Agreement against a nonperforming party under the Merger Agreement will be entitled to specific performance and the issuance of injunctive and other equitable relief. The right of Procera to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, will be subject to the requirement that (i) all of the conditions to the Offer have been satisfied or waived as of the Expiration Time, and (ii) Procera has irrevocably confirmed to Parent in writing that (A) all the conditions to the Offer and the conditions in the Merger Agreement, as applicable, have been satisfied or waived by Parent, and (B) if specific performance is granted, the Offer Closing and the Merger Closing would occur.

Expenses. Procera and Parent have agreed that if Procera fails to promptly pay the termination fee when required, and, in order to obtain such payment, Parent commences litigation that results in an award against Procera for such fee, Procera must pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such litigation. The parties have also agreed that, in any action at law or suit in equity to enforce the Merger Agreement or the rights of any of the parties thereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Governing Law. The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

Commitment Letter and Limited Guarantee

The descriptions of the Commitment Letter and the Limited Guarantee included in Section 9—“Source and Amount of Funds—Equity Financing and Limited Guarantee,” are incorporated into this Section 11 by reference.

Confidentiality Agreement

On September 29, 2014, Procera and Francisco Partners III, L.P. (“FP III”) entered into a Confidentiality Agreement in order to facilitate the consideration and negotiation of a possible negotiated transaction involving the parties and/or their affiliates (the “Confidentiality Agreement”). Under the Confidentiality Agreement, FP III (and its affiliates and representatives), subject to certain exceptions, agreed (i) not to make use of or disclose to any other person any of Procera’s confidential information, nor to disclose FP III’s possession of Procera’s confidential information; (ii) to certain employee non-solicitation provisions for a period of 18 months commencing on the day the Confidentiality Agreement was entered into; and (iii) to certain standstill provisions during the 18 month period commencing on the effective date of the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Procera

Purpose of the Offer. The purpose of the Offer is for Parent to acquire all of the equity interests in Procera. The Offer, as the first step in the acquisition of Procera, is intended to facilitate the acquisition of all of the issued and outstanding Shares. The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered and purchased pursuant to the Offer. The Merger Closing will take place on or prior to the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of such conditions), or such other date as Parent and Procera mutually designate.

If you sell your Shares in the Offer, you will cease to have any equity interest in Procera or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Procera. Similarly, after tendering your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Procera.

Merger Without a Meeting. If the conditions to the Offer are satisfied and the Offer is consummated, we will not seek the approval of Procera’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for shares of a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of Procera pursuant to and in accordance with Section 251(h) of the DGCL.

Plans for Procera. It is expected that, initially following the Merger, the business and operations of Procera will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Merger Closing, Parent may consolidate or reorganize certain corporate entities in Procera’s structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of Procera as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of Procera during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Procera’s business, operations, capitalization and management with a view to optimizing Procera’s potential.

To the best knowledge of Purchaser and Parent, other than as disclosed in this Offer to Purchase, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Procera, on the one hand, and Parent, Purchaser, any Sponsor or Procera, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Procera entering into any such agreement, arrangement or understanding.

It is possible that certain members of Procera’s current management team will enter into new or additional employment arrangements with Procera or the Surviving Corporation following the Acceptance Time and prior to the Effective Time. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. As of the date of this Offer to Purchase, there are no such employment arrangements between the existing management team of Procera and Parent or Purchaser (or any of their affiliates). There can be no assurance that any of the parties will reach an agreement on any terms, or at all.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Procera—Plans for Procera,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Procera or any of its subsidiaries (such as a merger, liquidation, reorganization, liquidation or relocation of any operations), (ii) any purchase, sale or transfer of a material amount of assets of Procera or any of its subsidiaries, (iii) any material change in Procera’s capitalization, indebtedness or current dividend rate or policy, or (iv) any other material change in Procera’s or any of its subsidiaries’ corporate structure or business or composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger immediately following the Acceptance Time.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Parent. NASDAQ requires, among other things, that a company with shares listed on NASDAQ have at least 750,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends, and will cause Procera to, delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Immediately following the consummation of the Offer, the Shares will no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, will no longer be able to be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Procera to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Procera to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Procera, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Procera and persons holding “restricted securities” of Procera to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If the registration of the Shares under the Exchange Act is terminated, the Shares will no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause Procera to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time or termination of the Merger Agreement pursuant to its terms, without the approval of Parent, Procera will not, and will not allow its subsidiaries to, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock.

15.	Certain Conditions to the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Time unless, at or prior to the Expiration Time:

(i) any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act or under each applicable foreign antitrust or competition law has expired or been terminated;

(ii) there have been validly tendered and not validly withdrawn that number of Shares (not counting and excluding Shares tendered in the Offer pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) which, together with any Shares then owned, directly or indirectly by Purchaser, Parent and any other Subsidiaries of Parent, collectively represent as of the Expiration Time at least one Share more than fifty percent (50%) of the sum of (A) all Shares then outstanding; and (B) all Shares that Procera may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding options, warrants or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof;

(iii) as of immediately prior to the Expiration Time there is not any order, writ, conciliation or remediation agreement, award, injunction, judgment, decision, decree, ruling or assessment (whether temporary, preliminary or permanent) or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental body of competent jurisdiction, that is in effect immediately prior to the Effective Time and that enjoins or otherwise prohibits the making or consummation of the Offer or the Merger;

(iv) the representations and warranties of Procera (A) set forth in Section 3.3 (Authority; Binding Nature of Agreement) and Section 3.23 (Brokers) of the Merger Agreement are true and correct as of the Expiration Time; (B) set forth in Section 3.4(a) through (c) (Capitalization, etc.) of the Merger Agreement are true and correct as of the Expiration Time, other than de minimis inaccuracies, and except to the extent expressly made as of an earlier date, in which case as of such earlier date; and (C) set forth in the Merger Agreement other than those sections specifically identified in clause (A) or (B) of this paragraph, are true and correct as of the Expiration Time, except (1) that the accuracy of representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date will be determined as of such date, and (2) in the case of this clause (C), where the failure of such representations and warranties, individually or in the aggregate, to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had a Company Material Adverse Effect that has not been cured prior to the Expiration Time;

(v) Procera has not failed to perform or comply in all material respects with its obligations and covenants under the Merger Agreement, in each case, on or prior to the expiration of the Offer;

(vi) a Company Material Adverse Effect has not arisen or occurred since the date of the Merger Agreement that is continuing as of immediately prior to the Expiration Time;

(vii) Parent has received prior to the Acceptance Time a certificate executed by the chief executive officer or chief financial officer of Procera confirming on behalf of Procera that the conditions set forth in clauses (iv), (v) and (vi) above are duly satisfied immediately prior to Acceptance Time; and

(viii) the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right (but is not obligated) to at any time, and from time to time, in its sole discretion waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of Procera, Purchaser may not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be purchased in the Offer; (iv) amend or modify any conditions of the Offer in a manner that is adverse to the holders of Shares or impose conditions to the Offer that are different than or in addition to the existing conditions to the Offer; (v) amend or waive the Minimum Condition; or (vi) extend or otherwise change any time period for the performance of any obligation of Parent or Purchaser (including the Expiration Time) in a manner other than pursuant to and in accordance with Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, including HSR approval and other applicable foreign antitrust or competition law approvals, based on our examination of publicly available information filed by Procera with the SEC and other information concerning Procera, we are not aware of any governmental license or regulatory permit that appears to be material to Procera’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated by the Merger Agreement. Should any such approval or other action be required, we currently contemplate that, except as described in “—State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Procera’s business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions specified in the Merger Agreement. See Section 15—“Certain Conditions to the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Francisco Partners IV, L.P. (“FP”), as the ultimate parent of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. FP and Procera filed their Premerger Notification and Report Forms on April 24, 2015 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. On May 5, 2015, the FTC granted early termination of the waiting period under the HSR Act.

See Section 15—“Certain Conditions to the Offer.”

Foreign Anti-Trust Laws. As described above, it is also a condition to Purchaser’s obligations to accept for purchase and pay for Shares tendered pursuant to the Offer that any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under applicable foreign antitrust or competition laws must have expired or been terminated. In addition to the Premerger Notification and Report Forms filed under the HSR Act, a premerger antirust filing was filed with the German Federal Cartel Office. Purchaser is not aware, and Procera has advised Purchaser that it is not aware, of any other applicable restrictions or requirements under antirust or other competition laws of jurisdictions other than the United States and Germany. If any other foreign antitrust laws are applicable to the Offer or the Merger, Purchaser and Procera intend to make any filings required thereunder.

State Takeover Laws. A number of states (including Delaware, where Procera is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction pursuant to which such person becomes an “interested stockholder” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Procera Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by Procera and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Procera Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor Procera has currently attempted to comply with any other state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for purchase or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions to the Offer.”

Certain Litigation. Eight putative stockholder class action complaints challenging the Offer, the Merger and the transactions contemplated thereby were filed on behalf of purported classes of stockholders of Procera in the Court of Chancery of the State of Delaware. These complaints are: (i) Sverdlov v. Procera Networks, Inc., et al., Case No.10951, filed on April 28, 2015, (ii) Feniello v. Brear, et al., Case No. 10952, filed on April 28, 2015, (iii) Lemmon v. Brear, et al., Case No. 10961, filed on April 29, 2015 (the “Lemmon Case”), (iv) Clark v. Procera Networks, Inc., et al., Case No. 10968, filed on April 29, 2015, (v) Torpey v. Procera Networks, Inc., et al., Case No. 10969, filed on April 29, 2015, (vi) Schiller v. Procera Networks, Inc., et al., Case No. 10971, filed on April 30, 2015, (vii) Rosenfeld v. Procera Networks, Inc., et al., Case No. 10973, filed on April 30, 2015, and (viii) Stupar v. Procera Networks, Inc., et al., Case No. 10975, filed on May 1, 2015 (collectively, the “Complaints”). On May 5, 2015, the Lemmon Case was voluntarily dismissed without prejudice.

In general, the Complaints allege that the members of the Procera Board breached their fiduciary duties to Procera’s stockholders by seeking to sell Procera through an allegedly defective process, for an allegedly unfair price and allegedly on unfair terms, and that the other defendants aided and abetted those purported breaches. The Complaints seek, among other things, equitable relief that would enjoin the consummation of the Offer and the Merger, damages and attorneys’ fees and costs.

17.	Appraisal Rights.

Stockholders do not have appraisal rights as a result of the Offer. However, if the Offer is consummated and the Merger is completed, all Shares that are issued and outstanding immediately prior to the Effective Time, that were not validly tendered in the Offer and are held by Procera stockholders who are entitled to demand and properly make a demand for appraisal of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each Procera stockholder who holds Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, except the right to receive payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL. Each holder of Dissenting Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Dissenting Shares. Procera stockholders should recognize that the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, Procera, as the surviving corporation in the Merger, may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid for Shares in the Offer or the Merger. Procera stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the appraisal rights provided by Section 262 of the DGCL, then the Shares of such Procera stockholder will be converted into the right to receive the Merger Consideration (which will be the same as the Offer Price), without interest thereon, in accordance with the terms of the Merger Agreement. Failure to follow precisely the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The foregoing does not constitute the notice of appraisal rights and related disclosure to Procera stockholders required by Section 262 of the DGCL. That notice and disclosure will be included in the Schedule 14D-9 that is being furnished to stockholders in connection with the Offer.

The perfection of appraisal rights requires strict adherence to Section 262 of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.

18.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Procera is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of the Procera Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7—“Certain Information Concerning Procera.”

KDR Acquisition, Inc.

May 6, 2015

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND SPONSORS

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Francisco Partners, One Letterman Drive, Building C—Suite 410, San Francisco, CA 94129 and the telephone number is (415) 418-2900. Purchaser is a Delaware corporation, the principal business of which is acquiring Procera, and is controlled by Parent, its sole stockholder.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Andrew Kowal Director and President	U.S.	Partner of Francisco Partners since January 1, 2010.

Brian Decker Director and Secretary	Canada

Principal of Francisco Partners since January 1, 2015.

Vice President of Francisco Partners from October 1, 2011 to December 31, 2014.

Associate of Francisco Partners from July 31, 2008 to September 30, 2011.

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Francisco Partners, One Letterman Drive, Building C—Suite 410, San Francisco, CA 94129 and the telephone number is (415) 418-2900. Parent is a Delaware corporation, the principal business of which is acting as the sole stockholder of Purchaser, and is controlled by Francisco Partners IV, L.P., its sole stockholder.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Andrew Kowal Director and President	U.S.	Partner of Francisco Partners since January 1, 2010.

Brian Decker Director and Secretary	Canada

Principal of Francisco Partners since January 1, 2015.

Vice President of Francisco Partners from October 1, 2011 to December 31, 2014.

Associate of Francisco Partners from July 31, 2008 to September 30, 2011.

During the last five years, none of the persons listed in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Sponsors. Each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (collectively, the “Sponsors”) are Cayman Islands exempted limited partnerships. The principal business of Sponsors is making equity and other types of investments. Each of the Sponsors is controlled by its general partner, Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”). FP GP IV is controlled by its general partner, Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management”). The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of FP

GP Management. Unless otherwise indicated, the current business address of each person is c/o Francisco Partners, One Letterman Drive, Building C—Suite 410, San Francisco, CA 94129 and the telephone number is (415) 418-2900.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Dipanjan Deb Director	U.S.	CEO of Francisco Partners since March 2, 2015, and Managing Partner of Francisco Partners from September 5, 2005.

Tom Ludwig Director	U.S.	COO of Francisco Partners since January 1, 2010.

Andrew Kowal Managing Director	U.S.	Partner of Francisco Partners since January 1, 2010.